Exhibit 99.1

Starbox Group Holdings Ltd.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: STBX)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of shareholders (the “Meeting”) of Starbox Group Holdings Ltd. (the “Company”) will be held on February 20, 2025, at 8:30 a.m., Eastern Time, at VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia, for the purpose of considering and voting upon the following proposal:

1.	as an ordinary resolution of shareholders that, with effect from 8:30 a.m. (Eastern Time) on February 20, 2025:

(a)	each of the 543,875,000 authorized Class A ordinary shares in the Company of US$0.018 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 10:1 basis, such that the Company’s authorized Class A ordinary shares be consolidated from (x) 543,875,000 Class A ordinary shares of US$0.018 par value each to (y) 54,387,500 Class A ordinary shares of US$0.18 par value each;
(b)	each of the 8,000,000 authorized Class B ordinary shares in the Company of US$0.018 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 10:1 basis, such that the Company’s authorized Class B ordinary shares be consolidated from (x) 8,000,000 Class B ordinary shares of US$0.018 par value each to (y) 800,000 Class B ordinary shares of US$0.18 par value each; and
(c)	each of the 3,125,000 authorized and unissued preferred shares in the Company of US$0.018 par value each be consolidated on a 10:1 basis, such that the Company’s unissued preferred shares be consolidated from (x) 3,125,000 preferred shares of US$0.018 par value each to (y) 312,500 preferred shares of US$0.18 par value each,
(together, the “Share Consolidation”).

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on January 31, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at ir.starboxholdings.com or by submitting a request to investors@ascent-ir.com. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about February 6, 2025.

By Order of the Board of Directors,

/s/ Lee Choon Wooi
Lee Choon Wooi
Chairman of the Board of Directors

Kuala Lumpur, Malaysia

February 4, 2025

Starbox Group Holdings Ltd.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

February 20, 2025, 8:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Starbox Group Holdings Ltd. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on February 20, 2025, at 8:30 a.m., Eastern Time, at VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia, or any adjournment thereof.

Only holders of the ordinary shares of the Company (being the Class A ordinary shares and Class B ordinary shares) of record at the close of business on January 31, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding shares of the Company which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares of the Company in issue and entitled to vote at such the Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. For the purposes of the proposal set out below, holders of Class A ordinary shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

PROPOSAL TO BE VOTED ON

At the Meeting, resolution will be proposed as follows:

1.	as an ordinary resolution of shareholders that, with effect from 8:30 a.m. (Eastern Time) on February 20, 2025:

(a)	each of the 543,875,000 authorized Class A ordinary shares in the Company of US$0.018 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 10:1 basis, such that the Company’s authorized Class A ordinary shares be consolidated from (x) 543,875,000 Class A ordinary shares of US$0.018 par value each to (y) 54,387,500 Class A ordinary shares of US$0.18 par value each;
(b)	each of the 8,000,000 authorized Class B ordinary shares in the Company of US$0.018 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 10:1 basis, such that the Company’s authorized Class B ordinary shares be consolidated from (x) 8,000,000 Class B ordinary shares of US$0.018 par value each to (y) 800,000 Class B ordinary shares of US$0.18 par value each; and
(c)	each of the 3,125,000 authorized and unissued preferred shares in the Company of US$0.018 par value each be consolidated on a 10:1 basis, such that the Company’s unissued preferred shares be consolidated from (x) 3,125,000 preferred shares of US$0.018 par value each to (y) 312,500 preferred shares of US$0.18 par value each,
(together, the “Share Consolidation”).

The Board of Directors recommends a vote “FOR” the Proposal No. 1.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

For the purposes of the proposal set out below, holders of Class A ordinary shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate, you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the Meeting. Your representative must be appointed by a resolution of your directors or other governing body. Your representative may exercise on your behalf all of the powers that you could exercise if you were an individual shareholder of the Company.

PROPOSAL NO. 1

THE SHARE CONSOLIDATION

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized and issued shares, at a ratio of 10-for-1 (the “Share Consolidation”), to take effect upon shareholder approval.

The Share Consolidation must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting. If the Company’s shareholders approve this proposal, the Board of Directors will have authority to implement the Share Consolidation at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all authorized, issued, and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on Nasdaq under the symbol “STBX.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Rule. However, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Rule 5810(c)(3)(A) because the Company effected reverse stock splits over the prior one-year period.

In the event the Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers, who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to be no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of the Company’s Class A ordinary shares

The Share Consolidation will not affect the registration of the Company’s Class A ordinary shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. When the Share Consolidation is implemented, the Company’s Class A ordinary shares will begin trading on a post-consolidation basis on the effective date that the Company announces by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Class A ordinary shares (which is an identifier used by participants in the securities industry to identify the Company’s Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio meaning there will be a reduction in the number of the authorized shares in the Company by a factor of 10 (as set out above under the subheading “General”).

Street Name Holders of Class A ordinary shares

The Company intends for the Share Consolidation to treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution of Shareholders that, with effect from 8:30 a.m. (Eastern Time) on 20 February 2025:

(i)	each of the 543,875,000 authorised Class A ordinary shares in the Company of US$0.018 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 10:1 basis, such that the Company’s authorised Class A ordinary shares be consolidated from (x) 543,875,000 Class A ordinary shares of US$0.018 par value each to (y) 54,387,500 Class A ordinary shares of US$0.18 par value each;

(ii)	each of the 8,000,000 authorised Class B ordinary shares in the Company of US$0.018 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 10:1 basis, such that the Company’s authorised Class B ordinary shares be consolidated from (x) 8,000,000 Class B ordinary shares of US$0.018 par value each to (y) 800,000 Class B ordinary shares of US$0.18 par value each; and

(iii)	each of the 3,125,000 authorised and unissued preferred shares in the Company of US$0.018 par value each be consolidated on a 10:1 basis, such that the Company’s unissued preferred shares be consolidated from (x) 3,125,000 preferred shares of US$0.018 par value each to (y) 312,500 preferred shares of US$0.18 par value each,

(together, the “Share Consolidation”).

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 1 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the votes cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

February 4, 2025	/s/ Lee Choon Wooi
Lee Choon Wooi
Chairman of the Board of Directors